Exhibit 99.2

NYSE MKT: ELLO

Disclaimer
General:
The information contained in this presentation is subject to, and must be read in conjunction with, all other publically available information, including our Annual Report on Form 20-F for the year ended December 31, 2013, and other filings that we make from time to time with the SEC. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only based on such information as is contained in such public filings, after having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, we give no advice and make no recommendation to buy, sell or otherwise deal in our shares or in any other securities or investments whatsoever. We do not warrant that the information is either complete or accurate, nor will we bear any liability for any damage or losses that may result from any use of the information.
Neither this presentation nor any of the information contained herein constitute an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. No offering of securities shall be made in Israel except pursuant to an effective prospectus under the Israeli Securities Law, 1968 or an exemption from the prospectus requirements under such law.
Historical facts and past operating results are not intended to mean that future performances or results for any period will necessarily match or exceed those of any prior year.
This presentation and the information contained herein are the sole property of the company and cannot be published, circulated or otherwise used in any way without our express prior written consent.
Information Relating to Forward-Looking Statements:

This presentation contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this presentation regarding our plans and the objectives of management are forward-looking statements. The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by our forward-looking statements. These risks and uncertainties associated with our business are described in greater detail in the filings we make from time to time with SEC, including our Annual Report on Form 20-F. The forward-looking statements are made as of this date and we do not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Corporate Profile
NYSE MKT; TASE	ELLO
Share Price (September 30, 2014)	$9.89
Market Cap (September 30, 2014)	$ 105.7 M
Shares Outstanding	10.7 M
FY 2013 Revenue	$13.0 M
FY 2013 Adjusted EBITDA*	$6.6 M
Revenue for the nine months ended September 30, 2014	$12.7 M
Adjusted EBITDA for the nine months ended September 30, 2014 *	$10.4 M
Cash (September 30, 2014)	$30 M
*See appendix A

Company Overview
Ellomay operates in the energy and infrastructure sectors, including renewable and clean energy, and aims to exploit attractive yield to risk ratios.
Current management/controlling shareholders took control of a public shell with approximately $80M of cash and began investing/operating in the energy and infrastructure sectors in 2010. In January 2014, the Company raised
$34.3 million by issuing 10-year, 4.6% debentures in Israel to add to the capital base for investments. In June 2014, the Company expanded the Series A Debentures in a private placement to Israeli classified investors, in consideration for $23 million.
Asset Summary:
  Italy -- 12 PV Plants, totaling installed capacity of approximately 22.6 MWp, currently estimated annual revenues of approximately EUR 9.5 million.
    Spain -- 4 PV Plants, totaling installed capacity of approximately  7.9 MWp, of which approximately 5.6 MWp are wholly owned and approximately 2.3 MWp are 85% owned. Currently estimated annual revenues of approximately EUR 2.8 million.
      Dorad -- 7.5% interest in a 840 MW Bi-Fuel/Natural Gas Power Station (about 6-8% of Israel’s power capacity), with an option to increase holdings to approximately 9.4% interest.
History:
Entrance to Italian PV
Market (acquisitions
2010 - 2013)
Acquired equity
interest in Dorad
Listing in NYSE
MKT
Public Debenture
Issuance (il A-
,Maalot S&P IL)
2010
2011
2012
2013
2014
2015
Listing in
TASE
Entrance to
Spanish PV
Market
Commencement of
Dorad’s Commercial
Operations (840MW)
Acquisition of
3 PV plants in
Spain

The public
Shlomo Nehama
Kanir Partnership
*Mr. Shlomo Nehama owns the shares of Ellomay directly and indirectly. A shareholders agreement was signed between Kanir partnership and a company controlled by Shlomo Nehama that holds 33.2% of Ellomay’s shares** Kanir partnership is controlled by Mr. Ran Fridrich and Mr. Hemi Raphael . Kanir’s
holdings percentage includes holdings by Ran Fridrich and Hemi Raphael directly and indirectly of 1.1% and 4.3%, respectively. Mor brothers who hold the shares of one of Kanir’s limited partners, hold 3.8% directly and indirectly. *** Ellomay owns 85% of one of the Spanish PV plants (with an aggregate installed capacity of approximately 2.3 MW).
Shareholders agreement*
PV
Dorad is Israel's largest private power plant
(approximately 840MW representing approximately
6% of Israel electricity capacity), began commercial
operation in May 2014. The power plant is bi-fuel
and powered by natural gas.
Corporate Structure
**31.4%
37.6%
27.2%
7.5%
16 PV plants in Italy and
Spain***, with an
aggregate capacity of
approximately 30.5 MW
100%

Portfolio Summary
	Spain (PV)	Italy (PV)	Israel (Gas Turbines)
Installed Capacity	7.9 MWp	22.6 MWp	840 MW
% Ownership	85%-100%	100%	7.5%*
Cost of Property, Plant and Equipment as of September 30, 2014	~ $23.5 M	~ $89.2M
Total capital expenditure in connection with the investment in Dorad as of September 30, 2014			~ $28M**
License Expiration	2040-2041	~ 2031	2034
# of Power Plants	4	12	1
* Ellomay has an option to increase its indirect holdings to approximately 9.4%
** Ellomay’s part of the total investment in the Dorad power plant (overall
 Capex of the plant is approximately $1.2 Billion)

30
25
20
15
10
5
0
MWp
6
11
13.3
24.9
30.5
2010
2011
2012
2013
2014
Cumulative Capacity [MWp]

Growing Capacity of Ellomay’s
PV Portfolio

Ljubljana
Zagreb
Roma
Tunis
Global irradiation [kWh/m²]
<600 800 1000 1200 1400 1600 1800 2000 2200>
<450 600 750 900 1050 1200 1350 1500 1650>
Solar electricity [kWh/kWp]

Italian PV Market
  The Italian government adopted the European most
 common incentive scheme- Feed In Tariff (FiT). The
 energy authority in Italy (GSE) pays a long-term
 nominal rate per every kilo-watt hour that is
 produced by a PV plant on top of the price of
 electricity the PV plant receives on electricity that is
 transferred to the grid .
  FiT rate depends on:
 • Connection date
 • Size of the plant
 • Location
 • The FiT is guaranteed for 20 years, starting at
 the connection date. *
  Italy has high level of radiance in European terms
 (1,200-1,600 kWh/kWp).
  The most attractive regions are in the center and
 south of Italy, where the radiance is the highest and
 the regional regulation is less stringent.
* Please see further details below

PV Plants in Italy
Project name	Installed Capacity (kWp)	Acquisition Year	Acquisition Cost per MWp (in millions)	Technology	Region	2014 FIT* Eurocent/KWh
Del Bianco	734	2010	2.9€	Fix	Marche	34.57
Costantini	734	2010	2.9€	Fix	Marche	34.57
Giacchè	730	2010	3.8€	Trackers	Marche	34.57
Massaccesi	749	2010	3.8€	Trackers	Marche	34.57
Troia 8	996	2010	3.5€	Fix	Puglia	34.57
Troia 9	996	2010	3.5€	Fix	Puglia	34.57
Galatina	999	2011	3.9€	Fix	Puglia	34.57
Pedale	2,994	2011	3.95€	Trackers	Puglia	28.9
D’angella	931	2011	3.25€	Fix	Puglia	29.1
Acquafresca	948	2011	3.25€	Fix	Puglia	29.1
Soleco	5,924	2013	2.0€	Fix	Veneto	23.8
Tecnoenergy	5,900	2013	2.0€	Fix	Veneto	23.8
* All plants are connected to the Grid and a remuneration period of 20 years from connection to the grid. In addition to the FiT payments, the plants are entitled to sell the electricity in the SPOT price, approximately 5 Eurocents/KWh. Pursuant to new Italian legislation adopted in
August 2014, a decrease of approximately 8% in the FiT guaranteed to the plants will be implemented commencing on January 1, 2015.

PV Plants in Spain
*Ellomay owns 85% of the plant
Project name	Installed Capacity (kWp)	Date Acquired	Acquisition Cost per MWp (millions)	Technology	Connection Date	Location	Remuneration period	Expected annual revenues (€ thousand)
Rodríguez I	1,675	July 2014	1.55€	Fix	November 2011	Murcia	30 years	~ 570
Rodríguez II	2,690	July 2014	1.78€	Fix	November 2011	Murcia	30 years	~ 960
Fuente Librilla	1,248	July 2014	1.68€	Fix	June 2011	Murcia	30 years	~ 470
Rinconada II *	2,275	July 2012	2.40€	Fix	July 2010	Cordoba	30 years	~ 800

  Ellomay indirectly holds a 7.5% interest in
 Dorad, and also holds an option to purchase
 an additional interest of approximately 1.9%.
  As of today, Dorad is the largest private
 power station in Israel, with installed
 capacity of approximately 840 MW. The
 station is bi-fuel and powered by natural gas.
  The cost of the project is approximately US$
 1.2 billion. The project has secured one of
 the largest project finance facilities in Israel
 of over US$ 1 billion. The financing facility
 was led by Israel's largest banks and
 institutional investors.
  The power station is located in the vicinity of
 Ashkelon, Israel.
Dorad Energy

Dorad Energy
  Electricity is sold directly to end-users and to the national distribution network at competitive rates.
  The station, that was declared a national infrastructure project by the Israeli
 Prime Minister, is operational and connected to the grid.
  The station was commercially operated and began producing electricity in full capacity in May 2014.
  Ellomay’s share of income of Dorad for the nine months ended September 30,
 2014 was approximately $1.7 million.

Financial Summary
(US$ in thousands)	December 31, 2012	December 31, 2013	September 30, 2014 (unaudited)
Cash and cash equivalent	33,292	9,738	30,007
Short-term restricted cash	8,085	2,653	294
Long-term restricted cash	3,253	4,315	4,233
Investment in Dorad	19,683	24,990	28,616
Total assets	128,740	146,930	171,581
Total liabilities	45,626	47,169	75,083
Total equity	83,114	99,761	96,498
(US$ in thousands)	For the year ended December 31 2012	For the year ended December 31 2013	For the 9 months ended September 30, 2014 (unaudited)	For the 3 months ended September 30, 2014 (unaudited)
Revenues	8,890	12,982	12,729	5,198
Gross profit	4,219	6,580	5,908	3,095
Operating profit	715	13,368	9,440	7,362
Net income (loss) for the period	(2,133)	10,087	4,867	5,389
Adjusted EBITDA *	3,200	6,621	10,390	5,123
*See Appendix A

Leadership Team
Shlomo Nehama, Chairman of the Board - Former Chairman of the Board of Bank Hapoalim, the leading bank in Israel, between 1998 and 2007. Mr. Nehama, along with the late Ted Arison, organized the group of American and Israeli investors who purchased the bank from the State of Israel in 1997. During his years at the bank, Bank Hapoalim grew its profits and return on capital, while increasing its balance sheet by over 50% and became Israel's leading bank while expanding to additional markets around the world.
Mr. Nehama is a graduate of the Technion - Institute of Technology in Haifa, Israel, where he earned a degree in Industrial Management and Engineering. Mr. Nehama received an honorary doctorate from the Technion for his contribution to the strengthening of the Israeli economy. Mr. Nehama serves as director at several philanthropic academic institutions, on a voluntary basis.
Ran Fridrich, Director and CEO - Mr. Fridrich co-founded the Oristan management group in 2004 and has primary management responsibilities for the Crystal Funds program of CDO Equity Funds including, inter alia, the first Crystal Fund. Mr. Fridrich knowledge of
CDOs prompted him to launch a proprietary investment advisory business in 2001 that focuses primarily on CDO investments, fixed-
income securities and credit default swap transactions. Prior to starting his investment advisory business, Mr. Fridrich served as the general manager of two packaging and collating companies based in Israel. Mr. Fridrich is a graduate of the Senior Executive Program
Faculty Management division at Tel Aviv University. During his military service at the IDF, Mr. Fridrich attained the rank of Colonel.
Hemi Raphael , Director - Mr. Raphael is an entrepreneur and a businessman involved in various real estate and financial investments. Mr. Raphael also serves as a director of Cargal Ltd. since May 2004 and of Dorad Energy Ltd. Prior thereto, from 1984 to
1994, Mr. Raphael was an active lawyer and later partner at the law firm of Goldberg Raphael & Co. Mr. Raphael holds an LLB degree from the School of Law at the Hebrew University of Jerusalem and he is a member of the Israeli Bar Association and the California Bar
Association.
Kalia Weintraub, CFO - Ms. Weintraub directly monitors, coordinates, interprets and administers all functional activities and policies related to treasury and finance, budgeting, insurance, financial analysis and accounting. Prior to her appointment as Ellomay CFO,
Ms. Weintraub served as our corporate controller from January 2007. Prior to joining Ellomay, Ms. Weintraub worked as a certified public accountant in the High-Tech practice division of the Israeli accounting firm of Kost Forer Gabbay & Kasierer, an affiliate of the international public accounting firm Ernst & Young, from 2005 through 2007. Earlier, she worked at the audit division of the Israeli accounting firm of Brightman Almagor Zohar, an affiliate of the international public accounting firm Deloitte, from 2003 to 2004. Ms.
Weintraub holds a B.A. in Economics and Accounting and an M.B.A. from the Tel Aviv University and is licensed as a CPA in Israel.

Investment Summary
1. Diversified base of cash flow generating assets
2. Strong balance sheet and track record of securing
 non-dilutive financing
3. Focus on small/mid size scale commercial
 projects with limited capex and operational risks
4. Significant operating leverage as our G&A is not
 expected to significantly increase with the
 expansion of our operations
5. Seasoned management team with
 extensive sector knowledge and access
 to attractive opportunities
6. Dorad power station located in Israel is expected
 to provide high margin, recurring cash flows
 starting in 2016

Appendix A - Adjusted EBITDA
• Use of NON-IFRS Financial Measures
Adjusted EBITDA is a non-IFRS measure and is defined as earnings before financial expenses, net, gain on bargain purchase, financial expenses, net, taxes, depreciation and amortization. The Company presents this measure in order to enhance the understanding of the Company’s historical financial performance and to enable comparability between periods. While the
 Company considers Adjusted EBITDA to be an important measure of comparative operating performance, Adjusted EBITDA should not be considered in isolation or as a substitute for net income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of profitability or liquidity. Adjusted EBITDA does not take into account the
 Company’s commitments, including capital expenditures, and restricted cash and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses. Not all companies calculate Adjusted EBITDA in the same manner, and the measure as presented may not be comparable to similarly-titled measures presented by other companies. The
 Company’s Adjusted EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. The Company uses the term “Adjusted EBITDA” to highlight the fact that for the nine months ended September 30, 2014 the Company deducted Impairment charges in connection with the new legislation Italy and that for the year ended December 31, 2013 and for the three and nine months ended September 30, 2014 the
 Company deducted the gain on bargain purchase from the net income. The Adjusted EBITDA is otherwise fully comparable to EBITDA information which has been previously provided for prior periods. See the reconciliation between the net income
 (loss) and the Adjusted EBITDA presented below.
•  Reconciliation of Net income (loss) to Adjusted EBITDA (in US$ thousands)

	For the year ended December 31,	For the year ended December 31,	For the Nine Months ended September 30,	For the three Months ended September 30,
	2012	2013	2014	2014
			Unaudited	Unaudited
Net income (loss) for the period	(2,133)	10,087	4,867	5,389
Financing expenses, net	3,627	2,496	3,738	1,216
Income tax expenses (benefit)	(1,011)	245	835	757
Depreciation	2,717	4,021	4,070	1,443
Impairment charges	-	-	568	-
Gain on bargain purchase	-	(10,237)	(3,688)	(3,688)
Adjusted EBITDA from continuing operations	3,200	6,612	10,390	5,123

Contact
Company
Investor Relations
Dustin Salem
Senior Vice President - Western
Region
MZ Group - MZ North America
Direct: 949-259-4998
Mobile: 949-375-4834
dustin.salem@mzgroup.us
www.mzgroup.us
www.ellomay.com
Kalia Weintraub
Chief Financial Officer
Ellomay Capital LTD.
9 Rothschild Blvd., Tel Aviv
Direct: +972-3-7971111
Fax: +972-3-7971122
Email: kaliaw@ellomay.com